SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 11-K

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
For the fiscal year ended December 31, 2010

Or

[ ]	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]
For the transition period from _____________ to _____________

Commission file number 0-11129

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

COMMUNITY TRUST BANCORP, INC.
EMPLOYEE STOCK OWNERSHIP PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

COMMUNITY TRUST BANCORP, INC.
(Exact name of registrant as specified in its charter)

Kentucky	61-0979818
(State or other jurisdiction of incorporation or organization)	IRS Employer Identification No.

346 North Mayo Trail Pikeville, Kentucky (address of principal executive offices)	41501 (Zip Code)

(606) 432-1414
(Registrant's telephone number)

Community Trust Bancorp, Inc.
Employee Stock Ownership Plan

Financial Statements

As of December 31, 2010 and 2009 and
For the Years Ended December 31, 2010 and 2009

Contents

Report of Independent Registered Public Accounting Firm

Financial Statements:

Statements of Net Assets Available for Benefits

Statements of Changes in Net Assets Available for Benefits

Notes to Financial Statements

Supplemental Schedules:

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

Schedule H, Line 4j - Schedule of Reportable Transactions

Consent of Independent Registered Public Accounting Firm	Exhibit 23.1

Report of Independent Registered Public Accounting Firm

Trustees and Participants
Community Trust Bancorp, Inc.
   Employee Stock Ownership Plan
Pikeville, Kentucky

We have audited the accompanying statements of net assets available for benefits of the Community Trust Bancorp, Inc. Employee Stock Ownership Plan (Plan) as of December 31, 2010 and 2009, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2010 and 2009, and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying supplemental schedule of assets (held at year-end) and schedule of reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  These supplemental schedules are the responsibility of the Plan’s management.  The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/BKD, LLP

Louisville, Kentucky
June 29, 2011
Federal Employer Identification Number:  44-0160260

Community Trust Bancorp, Inc.
Employee Stock Ownership Plan

Statements of Net Assets Available for Benefits

December 31, 2010 and 2009

Assets	2010	2009
Cash	$45,618	$0

Investments at fair value:
Community Trust Bancorp, Inc. common stock	18,741,696	15,241,934
Mutual funds	318,716	179,822
Money market funds	15,521	25,566
Total investments	19,075,933	15,447,322

Receivables:
Employer’s contribution	0	46,404
Accrued interest and dividends	197,035	186,625
Total receivables	197,035	233,029

Net assets available for benefits	$19,318,586	$15,680,351

See notes to financial statements.

Community Trust Bancorp, Inc.
Employee Stock Ownership Plan

Statements of Changes in Net Assets Available for Benefits

Years Ended December 31, 2010 and 2009

Additions:	2010	2009
Contributions	$1,300,117	$1,328,579

Investment income:
Net appreciation (depreciation) in fair value of investments	2,882,027	(7,172,414)
Interest and dividends	769,909	725,992
Total investment income (loss)	3,651,936	(6,446,422)

Deductions:
Benefits paid to participants	(1,313,818)	(584,280)

Increase (decrease) in net assets	3,638,235	(5,702,123)

Net assets available for benefits:
Beginning of year	15,680,351	21,382,474

End of year	$19,318,586	$15,680,351

See notes to financial statements.

Community Trust Bancorp, Inc.
Employee Stock Ownership Plan

Notes to Financial Statements

As of December 31, 2010 and 2009 and
For the Years Ended December 31, 2010 and 2009

1.  Description of Plan

The following description of the Community Trust Bancorp, Inc. Employee Stock Ownership Plan (the “Plan”) is provided for general information purposes only.  Participants should refer to the Plan Document and Summary Plan Description for more complete information, which are available from the Plan Administrator.

General

The Plan is an employee stock ownership plan covering substantially all employees of Community Trust Bancorp, Inc. (“CTBI”) and all participating subsidiaries, which include Community Trust Bank, Inc. and Community Trust and Investment Company (“CTIC”).  All amounts contributed to the Plan are held by the trustee, CTIC.  The Plan is subject to certain provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Eligibility

An employee becomes eligible to participate in the Plan on the entry date following the attainment of age twenty-one and completion of twelve consecutive months of employment in which the employee has at least 1,000 hours service.

Contributions

Each year CTBI shall make a discretionary contribution to the Plan in an amount not less than 3% of the compensation, as defined, of each participant.  The discretionary contributions are non-participant directed and invested directly in CTBI stock.  During 2010 and 2009, the contribution percentage was 4%.

Participant Accounts

Each participant’s account is credited with employer discretionary contributions. Earnings or losses on the investments are allocated in proportion to the participant’s interest therein.

Each participant is entitled to exercise voting rights attributable to the shares of CTBI common stock allocated to the participant’s account and is notified by the Retirement and Employee Benefits Committee prior to the time that such rights are to be exercised.  The Retirement and Employee Benefits Committee is not permitted to vote any share for a participant.  The trustee votes shares for which a participant has given no instructions.

Participant Investment Account Options

The Plan provides for the establishment of various investment funds including CTBI company stock.  Employer discretionary contributions are automatically invested in CTBI common stock. Once a participant satisfies diversification requirements, funds may be invested in other investments; therefore, the CTBI company stock includes both participant and non-participant directed funds.

Vesting

Vesting of an employee’s interest is 100% in cases of normal retirement at age sixty-five, death or total disability.  If a participant’s employment ceases for any other reason, the full value of his account is payable to him if he has completed at least 1,000 hours or more of vesting service for three plan years.  Forfeited employer contributions are allocated to the accounts of participants based upon compensation.

Payment of Benefits

Distribution of funds as a result of retirement or termination from employment may be made either in a lump sum payment (including CTBI common stock if elected) or payments in cash and/or CTBI common stock made in equal annual installments over a period equal to five years.  Notwithstanding the foregoing, if the vested interest in the ESOP Stock Fund of the Plan exceeds $985,000 (as adjusted per Code Section 409(o)), the distribution period may be extended by one year for each $195,000 (as adjusted per Code) or portion thereof that the ESOP Stock Fund  exceeds $985,000, up to a maximum of five additional years.

Forfeited Accounts

At December 31, 2010 and 2009, forfeited non-vested accounts totaled $24,519 and $23,763, respectively.  These accounts will be used to reallocate to participants in the same manner as employer contributions.

2.  Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Valuation of Investments and Income Recognition

Investments in securities traded on a national exchange are valued at the last reported sales price on the last business day of the period.  Mutual funds are valued at the net asset value (NAV) of shares held by the plan at year end.  Dividend income is recorded on the ex-dividend date.  Purchases and sales of securities are recognized on the trade date basis.

Market Risks and Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets and changes in net assets and disclosure of contingent assets and liabilities at the dates of the financial statements.  Actual results could differ from those estimates.

The Plan invests in various mutual funds and CTBI common stock.  Investment securities, in general, are exposed to various risks, such as interest rates, credit, and overall market volatility.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for plan benefits.

Administrative Expenses

Administrative expenses of the Plan are paid by the Plan’s Sponsor as provided in the Plan Document.

Payment of Benefits

Distributions to participants are recorded by the Plan when payments are made.

3.  Investments

The fair values of individual investments that represent 5 percent or more of the Plan’s net assets are as follows as of December 31, 2010 and 2009:

	2010	2009

CTBI common stock, 647,158 and 623,392 shares	$18,741,696	$15,241,934

During 2010 and 2009, the Plan's investments (including realized and unrealized gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value by $2,882,027 and ($7,172,414) as follows:

	2010	2009
CTBI common stock	$2,858,943	$(7,197,032)
Mutual funds	23,084	24,618
Net appreciation (depreciation) in fair value of investments	$2,882,027	$(7,172,414)

4.  Net Assets by Participant and Non-Participant Directed Investments

All Plan assets are non-participant directed, except upon participant satisfaction of diversification requirements. Information about the net assets and the significant components of the changes in net assets relating to the participant and non-participant directed investments is as follows:

	2010
	Participant Directed Funds	Non-Participant Directed Employer Fund	Total
Additions:
Investment income:
Net appreciation in fair value of investments	$23,084	$2,858,943	$2,882,027
Dividends	5,206	764,703	769,909
Net investment income	28,290	3,623,646	3,651,936

Contributions	147,024	1,153,093	1,300,117

Deductions:
Benefits paid to participants	(46,464)	(1,267,354)	(1,313,818)

Net increase	128,850	3,509,385	3,638,235

Net assets available for benefits, beginning of year	205,387	15,474,964	15,680,351

Net assets available for benefits, end of year	$334,237	$18,984,349	$19,318,586

	2009
	Participant Directed Funds	Non-Participant Directed Employer Fund	Total
Additions:
Investment income:
Net appreciation (depreciation) in fair value of investments	$24,616	$(7,197,030)	$(7,172,414)
Dividends	4,037	721,955	725,992
Net investment income	28,653	(6,475,075)	(6,446,422)

Contributions	50,536	1,278,043	1,328,579

Deductions:
Benefits paid to participants	(15,981)	(568,299)	(584,280)

Net increase (decrease)	63,208	(5,765,331)	(5,702,123)

Net assets available for benefits, beginning of year	142,179	21,240,295	21,382,474

Net assets available for benefits, end of year	$205,387	$15,474,964	$15,680,351

5.  Federal Income Tax Status

The Plan has requested but not yet obtained a determination letter in which the Internal Revenue Service has stated that the Plan and related trust are in compliance with the applicable requirements of the Internal Revenue Code, and therefore, not subject to tax.  However, the Plan administrator believes that the Plan and related trust are currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. With a few exceptions, the Plan is no longer subject to U.S. federal, state, and local or non-U.S. income tax examinations by tax authorities for years before 2007.

6.  Plan Termination

Although it has not expressed any intent to do so, CTBI has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of termination, participants will become fully vested in their accounts.

7.  Exempt Party-In-Interest Transactions

Parties-in-interest are defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer, and certain others.  All amounts contributed to the Plan are held by the trustee, CTIC.  Professional fees for the administration and audit of the Plan, investment of assets, and trustee services are paid by CTBI.

The Plan held the following party-in-interest investments (at fair value) at December 31:

	2010	2009
CTBI common stock	$18,741,696	$15,241,934

8.  Terminated Participants

Included in net assets available for benefits are amounts allocated to individuals who have withdrawn from the Plan.  Amounts allocated to these participants were approximately $60,899 and $52,203 at December 31, 2010 and 2009, respectively.

9. Fair Value of Plan Assets and Liabilities

ASC Topic 820, Fair Value Measurements defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements.  ASC Topic 820 applies whenever other standards require (or permit) assets or liabilities to be measured at fair value but does not expand the use of fair value in any new circumstances.  In this standard, the FASB clarifies the principle that fair value should be based on the assumptions market participants would use when pricing the asset or liability.  In support of this principle, ASC Topic 820 establishes a fair value hierarchy that prioritizes the information used to develop those assumptions.  The fair value hierarchy is as follows:

Level 1 Inputs – Quoted prices in active markets for identical assets or liabilities that the entity has the ability to access at the measurement date.

Level 2 Inputs - Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. These might include quoted prices for similar assets and liabilities in active markets, quoted prices in inactive markets, and inputs other than quoted prices that are observable for the asset or liability, such as interest rates and yield curves that are observable at commonly quoted intervals.

Level 3 Inputs - Unobservable inputs for determining the fair values of assets or liabilities that reflect an entity’s own assumptions about the assumptions that market participants would use in pricing the assets or liabilities.

Following are descriptions of the valuations methodologies and inputs used for assets measured at fair value on a recurring basis and recognized in the accompanying statement of net assets available for benefits, as well as the general classification of such assets pursuant to the valuation hierarchy.

Investments

Where quoted market prices are available in an active market, securities are classified within Level 1 of the valuation hierarchy.  Level 1 securities include Community Trust Bancorp, Inc. common stock, mutual funds, and money market mutual funds.

The following table presents the fair value measurements of assets recognized in the accompanying statements of net assets available for benefits measured at fair value on a recurring basis and the level within the ASC Topic 820, fair value hierarchy, in which the fair value measurements fall at December 31, 2010 and December 31, 2009:

		Fair Value Measurements at December 31, 2010 Using
	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

CTBI common stock	$18,741,696	$18,741,696	$0	$0
Mutual funds	318,716	318,716	0	0
Money market funds	15,521	15,521	0	0
	$19,075,933	$19,075,933	$0	$0

		Fair Value Measurements at December 31, 2009 Using
	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

CTBI common stock	$15,241,934	$15,241,934	$0	$0
Mutual funds	179,822	179,822	0	0
Money market funds	25,566	25,566	0	0
	$15,447,322	$15,447,322	$0	$0

10. Significant Estimates and Concentrations

Current Economic Conditions

The current protracted economic decline continues to present employee benefit plans with difficult circumstances and challenges, which in some cases have resulted in large and unanticipated declines in the fair value of investments.  The financial statements have been prepared using values and information currently available to the Plan.

Given the volatility of current economic conditions, the values of assets recorded in the financial statements could change rapidly, resulting in material future adjustments in investment values that could negatively impact the Plan.

SUPPLEMENTAL SCHEDULES

Community Trust Bancorp, Inc.
Employee Stock Ownership Plan

Form 5500, Schedule H, Part IV, Line 4i
EIN 61-0979818, Plan #007
Schedule of Assets (Held at Year-End)
                                 December 31, 2010

Identity of Issuer (a) (b)	Description of Investment (c)	Cost (d)	Current Value (e)

Mutual Funds
American Beacon Small Cap Value Fund	Equity Mutual Fund, 536 units	**	$10,396

Goldman Sachs M/C Value-Inst #864	Equity Mutual Fund, 261 units	**	9,436

Harbor International Fund #11	Equity Mutual Fund, 1,064 units	**	64,413

Meridian Growth Fund Inc	Equity Mutual Fund, 213 units	**	9,479

Vanguard Explorer Fund	Equity Mutual Fund, 190 units	**	13,880

Vanguard Index Tr 500 Port #40	Equity Mutual Fund, 263 units	**	30,464

Vanguard Index Trust Growth #9	Equity Mutual Fund, 1,444 units	**	45,637

Vanguard Windsor II Fund –Inv	Equity Mutual Fund, 1,521 units	**	39,047

Vanguard Short Term Bond Index #132	Fixed Bond Fund, 3,468 units	**	36,589

Vanguard Total Bond Market IDC-INV	Fixed Bond Fund, 5,601 units	**	59,375
			318,716
Money Market Funds
Goldman Sachs FS Gov’t MM FD #465	Money Market Fund, 15,497 shares	**	15,497

SEI Daily Income Gov’t Fund CL A #36	Money Market Fund, 24 shares	**	24
			15,521
Common Stock
Community Trust Bancorp, Inc. *	Common Stock, 647,158 shares	$12,691,477	18,741,696

Total investments		$12,691,477	$19,075,933

*	Indicates a party-in-interest to the Plan.

**	Cost information is not required for participant- directed investments and, therefore, is not included.

Community Trust Bancorp, Inc.
Employee Stock Ownership Plan

Form 5500, Schedule H, Part IV, Line 4j
EIN 61-0979818, Plan #007
Schedule of Reportable Transactions

For the Year Ended December 31, 2010

Identity of Party Involved and Description of Asset	Purchase Price	Selling Price	Number of Transactions	Cost of Asset	Realized Gain

Series of transactions in excess of 5%

Community Trust Bancorp, Inc. common stock		$1,019,743	14	$946,697	$73,046

Community Trust Bancorp, Inc. common stock	$1,848,325		31	$1,848,325

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, CTBI has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

COMMUNITY TRUST BANCORP, INC.

Date: June 29, 2011	By:	/s/ Jean R. Hale
Jean R. Hale
Chairman, President and Chief Executive Officer

By:	/s/ Kevin Stumbo
Kevin Stumbo
Executive Vice President and Treasurer
(Principal Financial Officer)

By:	/s/ Howard W. Blackburn, Jr.
Howard W. Blackburn, Jr.
Senior Vice President/Director of Human Resources